08027702

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07 X
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place - 41st Floor
(No. and Street)

Boston	Massachusetts	02108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul G. Martins (617) 531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parent, McLaughlin & Nangle, Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

160 Federal Street	Boston	Massachusetts	02110
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul G. Martins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007 AND 2006

(With Independent Auditor's Report Thereon)

PMN

INDEPENDENT AUDITOR'S REPORT

WFS, LLC
Boston, Massachusetts

We have audited the accompanying statements of financial condition of WFS, LLC as of December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of WFS, LLC at December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Parent, McLaughlin & Nangle
Certified Public Accountants

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
101

February 25, 2008

Parent, McLaughlin & Nangle
Certified Public Accountants, Inc.

160 Federal Street
Boston, MA 02110-1713
617/426-9440
Fax No. 617/423-3955

100 Cummings Center
Suite 335G
Beverly, MA 01915-6106
978/921-0005
Fax No. 978/927-3428

85 Rangeway Road
Forest Ridge Office Park, Bldg #1
Billerica, MA 01862-2105
978/663-9750
Fax No. 978/663-5151

Ten Commerce Way
Raynham, MA 02767-1071
508/880-4955
Fax No. 508/823-6976

www.pmn.com

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31 2007		December 31 2006	
ASSETS				
Cash	$	299,411	$	117,840
Deposits with clearing brokers		25,000		25,000
Receivables from brokers or dealers		36,383		-
Prepaid expenses		11,201		11,162
	$	371,995	$	154,002
LIABILITIES AND MEMBER'S EQUITY				
Liabilities:				
Accounts payable and accrued expenses	$	8,000	$	8,127
Due to member for administrative services		59,663		46,862
		67,663		54,989
Member's equity		304,332		99,013
	$	371,995	$	154,002

See notes to statements of financial condition.

WFS, LLC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2007 AND 2006

A. Organization and Nature of Business:

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers, Inc. (NASD). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC (WIC).

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions, performance fees, marketing fees, and Rule 12b-1 fees.

The Company engages other broker-dealers on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

B. Significant Accounting Policies:

Revenue recognition:

Trading income and commission income is recognized on a trade date basis. Performance fees are recognized when received. Marketing fees that can be reasonably estimated are recognized when earned; otherwise, they are recognized when received. Receivables arising from commissions are generally collected in thirty days.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

C. Related Party Transactions:

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement (the "Agreement"). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Expense for the administration of registered representative compensation for the year ended December 31, 2007 amounted to $151,701. Administrative service expenses for the year ended December 31, 2007 amounted to $156,830.

For the year ended December 31, 2006, expense for the compensation of registered representatives and administrative services expenses amounted to $116,600 and $210,222, respectively.

D. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the Company's Designated Examining Authority provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $268,794, which was $263,794 in excess of its required net capital of $5,000. The Company's ratio of Aggregate Indebtedness to Net Capital at December 31, 2007 was 0.25 to 1.

E. Reserve Requirements:

The Company is exempt from the provisions of the Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) thereof.

F. Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities with counterparties including broker-dealers, banks and other financial institutions. 69% and 27% of the Company's 2007 gross commission revenue were trades executed by Pershing, Inc. and PCS/Dunbar, respectively. 78% and 22% of the Company's 2006 gross commission revenue were trades executed by Pershing, Inc. and PCS/Dunbar, respectively.

For the years ended December 31, 2007 and 2006, respectively, 88% and 90% of the Company's performance fee revenue was derived from one family of investment partnerships. For the years ended December 31, 2007 and 2006, respectively, 74% and 95% of the Company's marketing and placement fee revenue was derived from one family of investment partnerships.

The Company maintains cash deposits with a financial institution that insures cash balances of up to $100,000 through the Federal Deposit Insurance Corporation. As of December 31, 2007, uninsured portions of such balances aggregated approximately $187,000.